UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               SCHEDULE 13G/A-3
                                (Rule 13d-102)
          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                          RULE 13d-1(b), (c) AND (d)
                            AND AMENDMENTS THERETO
                       FILED PURSUANT TO RULE 13d-2(b)

                             Global Crossing Ltd.
                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
                        (Title of Class of Securities)

                                  G3921A-100

                                (CUSIP Number)

                               December 31, 2001
            (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                            Rule 13d-1(b)
                            Rule 13d-1(c)
                         X  Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13G/A-3


CUSIP No. G3921A100                                Page 2


________________________________________________________________________________
1.   Name of Reporting Persons
     S.S or I.R.S.Identification No. of Above Persons

     Gary Winnick



________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group
                                                                 (a)  [_]
                                                                 (b)  [x]

________________________________________________________________________________
3.   SEC Use Only



________________________________________________________________________________
4.   Citizenship or Place of Organization

     United States

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           79,595,659
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          9,976,781
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         79,595,659
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            9,976,781
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     89,572,440 (includes warrants and options that had vested at December 31, 2001)

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


     9.94%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN

________________________________________________________________________________

                               SCHEDULE 13G/A-3


CUSIP No. G3921A100                                Page 3


________________________________________________________________________________
1.   Name of Reporting Persons
     S.S or I.R.S.Identification No. of Above Persons

     Pacific Capital Group,Inc.



________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group
                                                                 (a)  [_]
                                                                 (b)  [x]

________________________________________________________________________________
3.   SEC Use Only



________________________________________________________________________________
4.   Citizenship or Place of Organization

     California

________________________________________________________________________________
  NUMBER OF    5.   Sole voting power

   SHARES           77,495,659
               _________________________________________________________________
BENEFICIALLY   6.   Shared Voting Power

  OWNED BY          9,976,781
               _________________________________________________________________
    EACH       7.   Sole Dispositive Power

  REPORTING         77,495,659
               _________________________________________________________________
   PERSON      8.   Shared Dispositive Power

    WITH            9,976,781
________________________________________________________________________________
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     87,472,440 (includes warrants that had vested at December 31, 2001)

________________________________________________________________________________
10.  Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)

                                                                          [_]

________________________________________________________________________________
11.  Percent of Class Represented by Amount in Row (9)


     9.73%
________________________________________________________________________________
12.  Type of Reporting Person (See Instructions)

     CO

________________________________________________________________________________

                               SCHEDULE 13G/A-3


CUSIP No. G3921A100                                Page 4


________________________________________________________________________________
1.   Name of Reporting Persons
     S.S or I.R.S.Identification No. of Above Persons

     GKW Unified Holdings, LLC



________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group
                                                                 (a)  [_]
                                                                 (b)  [x]

________________________________________________________________________________
3.   SEC Use Only



________________________________________________________________________________
4.   Citizenship or Place of Organization

     Delaware

________________________________________________________________________________
  NUMBER OF    5.   Sole Voting Power

   SHARES           65,924,163
               _________________________________________________________________
BENEFICIALLY   6.   Shared Voting Power

  OWNED BY          -0-
               _________________________________________________________________
    EACH       7.   Sole Dispositive Power

  REPORTING         65,924,163
               _________________________________________________________________
   PERSON      8.   Shared Dispositive Power

    WITH            -0-
________________________________________________________________________________
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     65,924,163 (includes warrants that had vested at December 31, 2001)

________________________________________________________________________________
10.  Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)

                                                                          [_]

________________________________________________________________________________
11.  Percent of Class Represented by Amount in Row (9)


     7.38%
________________________________________________________________________________
12.  Type of Reporting Person (See Instructions)

     CO

________________________________________________________________________________

                                 SCHEDULE 13G

     This Amendment No. 3 (the "Amendment") amends the Statement on Schedule 13G/A-2, dated December 31, 2000 (the "Schedule 13G"), relating to shares of the common stock, $.01 par value per share (the "Common Stock"), of Global Crossing Ltd. (the "Company"). Pursuant to Rule 13d-2 of Regulation 13D-G promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby file this Schedule 13G Statement on behalf of Gary Winnick, Pacific Capital Group, Inc., a California corporation ("PCG"), and GKW Unified Holdings, LLC, a Delaware limited liability company ("GKW"). The foregoing Gary Winnick, PCG and GKW are sometimes hereinafter referred to as the "Reporting Persons."

         Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the
Schedule 13G.

Item 4.    Ownership.

           Item 4 is hereby amended and supplemented as follows:

     (a) Gary Winnick beneficially owns 89,572,440 shares of Common Stock as follows: 63,408,375 shares of Common Stock held by GKW and 2,515,788 shares of Common Stock issuable upon exercise of warrants held by GKW (GKW was formed for the benefit of Gary Winnick and members of his family and is managed by
PCG); 15,498,273 shares of Common Stock held by PCG and 6,050,004 shares of Common Stock issuable upon exercise of warrants held by PCG (Gary Winnick owns 100% of the issued and outstanding voting stock of PCG and is Chairman and Chief Executive Officer) and 2,100,000 shares of Common Stock issuable upon the exercise of options held by Gary Winnick which have vested as of December 31, 2001.

     PCG beneficially owns 87,472,440 shares of Common Stock as follows:
63,408,375 shares of Common Stock held by GKW and 2,515,788 shares of Common Stock issuable upon exercise of warrants held by GKW (PCG is the managing member of GKW); and 15,498,293 shares of Common Stock held directly by PCG and 6,050,004 shares of Common Stock issuable upon exercise of warrants held directly by PCG.

     GKW beneficially owns 65,924,163 shares of Common Stock as follows:
63,408,375 shares of Common Stock held by GKW and 2,515,788 shares of Common Stock issuable upon exercise of warrants held by GKW.

     (b) The 89,572,440 shares of Common Stock (including all warrants and options that had vested at December 31, 2001) beneficially owned by Gary Winnick represent 9.94% of the outstanding shares of the Common Stock. The 89,572,440 shares of Common Stock (including all warrants that had vested at December 31, 2001) beneficially owned by PCG represent 9.73% of the outstanding shares of the Common Stock. The 65,924,163 shares of Common Stock (including all warrants that had vested at December 31, 2001) beneficially owned by GKW represent 7.38% of the outstanding shares of the Common Stock.

     Percentage ownership of the Common Stock is based on 890,755,556 shares of Common Stock (excluding treasury shares) outstanding as of December 31, 2001, disclosed by the Company to the Reporting Persons.

     (c) Gary Winnick has (i) sole voting power with respect to 63,408,375 shares of Common Stock held by GKW and 2,515,788 shares of Common Stock issuable upon exercise of warrants held by GKW; 5,521,492 shares of Common Stock held by PCG and 6,050,004 shares of Common Stock issuable upon exercise of warrants held by PCG; and 2,100,000 shares of Common Stock issuable upon the exercise of options held by Gary Winnick which have vested as of December 31, 2001; (ii) shared voting power with respect to 9,976,781 shares of Common Stock held by PCG; (iii) sole dispositive power with respect to 63,408,375 shares of Common Stock held by GKW and 2,515,788 shares of Common Stock issuable upon exercise of warrants held by GKW; 5,521,492 shares of Common Stock held by PCG and 6,050,004 shares of Common Stock issuable upon exercise of warrants held by PCG; and 1,950,000 shares of Common Stock issuable upon the exercise of options held by Gary Winnick which have vested as of December 31, 2000; and (iv) shared dispositive power with respect to 9,976,781 shares of Common Stock held by PCG.

     PCG has (i) sole voting power with respect to 63,408,375 shares of Common Stock held by GKW and 2,515,788 shares of Common Stock issuable upon exercise of warrants held by GKW; and 5,521,492 shares of Common Stock held by PCG and 6,050,004 shares of Common Stock issuable upon exercise of warrants held by PCG; (ii) shared voting power with respect to 9,976,781 shares of Common Stock held by PCG; (iii) sole dispositive power with respect to 63,408,375 shares of Common Stock held by GKW and 2,515,788 shares of Common Stock issuable upon exercise of warrants held by GKW; and 5,521,492 shares of Common Stock held by PCG and 6,050,004 shares of Common Stock issuable upon exercise of warrants held by PCG; and (iv) shared dispositive power with respect to 9,976,781 shares of Common Stock held by PCG. The 9,976,781 shares of Common Stock held by PCG for which shared voting and dispositive power is indicated are subject to a forward purchase contract with a financial institution. On February 12, 2002, PCG received notice from the financial institution of the occurrence of events requiring the settlement of the forward purchase contract effective February 15, 2002, at which point the Reporting Persons will have neither voting nor dispositive power with respect to such shares.

     GKW has (i) sole voting power with respect to 63,408,375 shares of Common Stock held by GKW and 2,515,788 shares of Common Stock issuable upon exercise of warrants held by GKW; (ii) no shared voting power with respect to any shares of Common Stock; (iii) sole dispositive power with respect to 63,408,375 shares of Common Stock held by GKW and 2,515,788 shares of Common Stock issuable upon exercise of warrants held by GKW; and (iv) no shared dispositive power with respect to any shares of Common Stock.

                                SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2002


                                        By:   /s/ Gary Winnick
                                              -------------------------------
                                              Gary Winnick


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2002                     PACIFIC CAPITAL GROUP, INC.


                                      By:  /s/ Gary Winnick
                                           --------------------------------
                                           Gary Winnick
                                           Chairman and Chief Executive Officer


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2002                   GKW UNIFIED HOLDINGS, LLC

                                    By:   Pacific Capital Group, Inc.,
                                          Its Managing Member

                                    By:   /s/ Gary Winnick
                                          -----------------------------------
                                          Gary Winnick
                                          Chairman and Chief Executive Officer

                                 EXHIBIT INDEX

Exhibit
Number                                Title                             Page
-------                               -----                             -----
1 Joint Filing Agreement among the Reporting Persons pursuant to Rule 13 d-1 (k) (1).